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                                                Filed Pursuant to Rule 424(b)(5)
                                                   Registration Nos. 333-87847,
                                                   333-87847-01 and 333-87847-02

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED OCTOBER 4, 1999)




                                   [PPL LOGO]

                                 PPL CORPORATION

                                  COMMON STOCK


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     We have entered into a sales agency agreement with UBS Warburg LLC relating to the shares of common stock offered by this prospectus supplement and the accompanying prospectus. In accordance with the terms of the sales agency agreement, we may offer and sell up to $100,000,000 of shares of our common stock from time to time through UBS Warburg, as our exclusive sales agent. Sales of the shares, if any, will be made by means of ordinary brokers' transactions on the New York Stock Exchange. Our common stock is listed on the New York Stock Exchange and the Philadelphia Stock Exchange under the symbol "PPL". On December 20, 2000, the last reported sales price of our common stock on the New York
Stock Exchange was $43.62 per share.

     UBS Warburg will be entitled to a commission equal to 2.0% of the gross sales price per share for any shares sold under the sales agency agreement.

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     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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                                 UBS WARBURG LLC

             THIS PROSPECTUS SUPPLEMENT IS DATED DECEMBER 21, 2000.
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     In making your investment decision, you should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different information. If you receive any unauthorized information, you should not rely on it. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of these documents.



                                TABLE OF CONTENTS

                                                                          Page
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                              PROSPECTUS SUPPLEMENT

The Company................................................................S-1
Use of Proceeds............................................................S-1
Plan of Distribution.......................................................S-2
Validity of Common Stock...................................................S-3


                                                                          Page
                                                                          ----
                                   PROSPECTUS


About this Prospectus........................................................2
Where You Can Find More Information..........................................3
PP&L Resources...............................................................5
PP&L Capital Funding.........................................................7
PP&L Capital Funding Trust I.................................................7
Use of Proceeds..............................................................8
Ratios of Earnings to Fixed Charges and Earnings
     To Fixed Charges and Preferred Dividends................................8
Description of PP&L Resources' Capital Stock.................................8
Description of Stock Purchase Contracts and Stock Purchase Units............10
Description of the Debt Securities..........................................11
Description of the Trust Securities.........................................21
Description of the Preferred Securities Guarantee...........................29
Description of the Subordinated Debt Securities.............................32
Information Concerning the Trustees.........................................47
Experts.....................................................................47
Validity of the Securities and the Securities Guarantees....................48
Plan of Distribution........................................................48


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                                   THE COMPANY

     PPL Corporation is a holding company with headquarters in Allentown, Pennsylvania. Its subsidiaries include: PPL Electric Utilities Corporation, which provides electricity delivery service in eastern and central Pennsylvania; PPL Energy Funding Corporation, a holding company for PPL Corporation's unregulated business; PPL EnergyPlus, LLC, which sells energy and energy services in deregulated markets; PPL Generation, LLC, which owns and operates all of PPL Corporation's U.S. generation facilities; PPL Montana Holdings, LLC, which holds, through subsidiaries, investments in electricity generation and related assets in Montana; PPL Montana, LLC, which generates electricity for wholesale and retail customers in Montana and the Northwest; PPL Global, LLC, an international independent power company which develops and acquires U.S. and international energy projects and which owns international energy projects; PPL Gas Utilities Corporation, which provides natural gas distribution, transmission and storage services and sells propane; PPL Spectrum, Inc., which markets energy-related products and services; PPL Capital Funding, Inc. which engages in financing for PPL Corporation and its subsidiaries; H.T. Lyons, Inc., McClure Company, McCarl's Inc., Burns Mechanical, and Western Mass. Holdings, Inc., which are mechanical contracting and engineering firms; and PPL Transition Bond Company LLC (a special purpose subsidiary of PPL Electric Utilities), formed to issue transition bonds under the Pennsylvania Electricity Generation and Customer Choice and Competition Act.

     PPL Corporation's offices are located at Two North Ninth Street, Allentown, Pennsylvania 18101-1179 and its telephone number is (610) 774-5151.

                                 USE OF PROCEEDS

     We intend to use the net proceeds from the sale of common stock offered by this prospectus supplement and the accompanying prospectus for general corporate purposes, including investing in unregulated business activities and reducing short-term debt to provide interim financing for such purpose.

                                      S-1
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                              PLAN OF DISTRIBUTION

     We have entered into a sales agency agreement with UBS Warburg LLC under which we may issue and sell up to $100,000,000 of shares of common stock from time to time through UBS Warburg, as our exclusive sales agent. The sales, if any, of common stock made under the sales agency agreement will be made only by means of ordinary brokers' transactions on the New York Stock Exchange.

     UBS Warburg will sell the shares of common stock subject to the sales agency agreement on a daily basis or as otherwise agreed upon by us and UBS Warburg. We will designate the maximum amount of shares of common stock to be sold by UBS Warburg on a daily basis or otherwise as we and UBS Warburg agree. Subject to the terms and conditions of the sales agency agreement, UBS Warburg will use its reasonable efforts to sell all of the designated shares of common stock. We may instruct UBS Warburg not to sell shares of common stock if the sales cannot be effected at or above the price designated by us in any such instruction. Our company or UBS Warburg may suspend the offering of shares of common stock upon proper notice and subject to other conditions.

     UBS Warburg will provide written confirmation to us following the close of trading on the New York Stock Exchange each day in which shares of common stock are sold under the sales agency agreement. Each confirmation will include the number of shares sold on that day, the net proceeds to us and the compensation payable by us to UBS Warburg in connection with the sales.

     The compensation to UBS Warburg for sales of common stock will equal a fixed commission rate of 2.0% of the gross sales price of any shares sold. The remaining sales proceeds, after deducting any transaction fees imposed by any governmental or self-regulatory organization in connection with the sales, will equal our net proceeds for the sale of the shares.

     Settlement for sales of common stock will occur on the third business day following the date on which any sales are made in return for payment of the net proceeds to us. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

     On or prior to the second business day after the end of each calendar week during which sales of common stock were made by UBS Warburg, we will file a prospectus supplement with the SEC under the applicable paragraph of Rule 424(b) of the Securities Act of 1933. We will also deliver to the New York Stock Exchange the number of copies of the prospectus supplements that are required by the exchange. The prospectus supplements will include the dates covered, the number of shares of common stock sold through UBS Warburg, the net proceeds to us and the compensation payable by us to UBS Warburg in connection with the sales of common stock. UBS Warburg will act as sales agent on a reasonable efforts basis.

     In connection with the sale of the common stock on our behalf, UBS Warburg may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933, and the


                                      S-2
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compensation of UBS Warburg may be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to UBS Warburg against certain civil liabilities, including liabilities under the Securities Act. UBS Warburg may engage in transactions with, or perform other services for, us in the ordinary course of business.

     If either PPL or UBS Warburg has reason to believe that the exemptive provisions set forth in Rule 101(c)(1) of Regulation M under the Securities Exchange Act of 1934 are not satisfied, that party will promptly notify the other and sales of common stock under the sales agency agreement will be suspended until that or other exemptive provisions have been satisfied in the judgment of PPL and UBS Warburg.

     The offering of common stock pursuant to the sales agency agreement will terminate upon the earlier of (1) the sale of all shares of common stock subject to the agreement or (2) termination of the sales agency agreement. The sales agency agreement may be terminated either party in its sole discretion at any time.

                            VALIDITY OF COMMON STOCK

     Our legal counsel, Simpson Thacher & Bartlett, New York, New York, will pass upon certain legal matters in connection with the offered common stock. Simpson Thacher & Bartlett will rely on the opinion of Michael A. McGrail, Esq., Senior Counsel of PPL Services Corporation, as to matters involving the law of the Commonwealth of Pennsylvania. UBS Warburg LLC is being represented by Sullivan & Cromwell, New York, New York.


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